Exhibit 4.16

[Unofficial Translation]

SPECIAL COLLECTIVE AGREEMENT

made and entered into at Rosh Ha’ayin on October 15, 2003

– Between –

BLUE SQUARE – ISRAEL LTD.

(hereinafter: “the Employer”)

– And –

THE NEW GENERAL FEDERATION OF LABOR, FEDERATION OF
CLERKS, ADMINISTRATIVE AND SERVICES WORKERS
NATIONAL WORKERS COMMITTEE BLUE SQUARE – ISRAEL LTD.

(hereinafter: “the Workers’ Representation”)

WHEREAS:	By virtue of the economic needs of the Employer to perform recovery operations from time to time, and in view of the cut-backs required from time to time in the number of members of the staff at headquarters, at the logistics center, in the offices, in distribution, in warehouses, in shops and in the remaining facilities of the Company (hereinafter: “the Recovery Procedure”) the parties have arrived at the agreements which are more fully particularized below in this Agreement; and

WHEREAS:	The parties are desirous that a continuation of proper collective labor relations between them should be maintained, coupled with protecting and ensuring the full rights of the employees and their representation; and

WHEREAS:	The Employer declares that it wishes to make the employees and the Workers' Representation a party to the Recovery Procedure; and

WHEREAS:	The parties wish, by consent, to regulate the Recovery Procedure and the manner of termination of the employment of employees, buying of rights from the pension fund and grant of enlarged severance pay;

Now therefore it is declared, stipulated and agreed between the parties as follows:

1.	The preamble to this Agreement and the appendices hereto constitute an integral part hereof.

2.	2.1	The force and effect of this collective agreement is from the date of its signing and until December 31, 2004 (hereinafter: “the Period of the Agreement”).

2.2	At the end of the Period of the Agreement the Agreement will automatically be extended for an additional two years each time (hereinafter: “the Periods of Extension”), unless one of the parties – by written notice of not less than 3 months before the end of validity of the Agreement and/or any of the Periods of Extension – gives notice that it wishes to cancel the Agreement or to alter the Agreement.

2.3	Should differences of opinion arise between the parties in regard to an alteration of the terms and conditions of the Agreement, negotiations will be held between the parties on the issues that are in dispute. If the negotiations between the parties are unsuccessful, the differences of opinion between the parties will be resolved in accordance with the provisions set forth in the clause “Resolution of differences of opinion”contained in the collective agreements which apply to the parties. At the end of the negotiations, or the resolution of differences of opinion process, the amended agreement will come into force.

2.4	Until notice as aforesaid is given regarding cessation of the Agreement, or that the parties do not agree to an alteration of the terms and conditions of the Agreement, or the negotiations process between the parties or the resolution of differences of opinion process has not ended, this Agreement will remain in force.

3.	This Agreement will apply to all the employees to whom the collective agreements between the parties apply, save and except workers employed by the Employer under personal contracts. The special conditions in Appendix A to this Agreement will apply only to employees who are included in the Recovery Procedure.

4.	The various agreements, arrangements, accords, practices and procedures which were in existence at the Employer immediately prior to the signing of this Agreement will continue to apply, and this Agreement will not have the effect of derogating from them. If there was a contradiction between the provisions of this Agreement and the provisions existing immediately prior to the signing hereof, the provisions of this Agreement shall apply solely to the matters regulated herein.

5.	The retrenchment and dismissal proceedings in this Agreement will be according to the retrenchment and dismissals proceedings that are stipulated in the collective agreements which apply to the parties, and nothing contained in this Agreement shall derogate from the provisions thereof or constitute consent to dismissals of employees which is not with the consent of the Workers’ Representation.

6.	The parties agree that the recovery procedure is a process that is within the power and prerogative of the Employer. In the scope of the recovery procedure the Employer will present to the Workers’ Representation details of the Recovery Procedure and the total number and the names of the employees designated for dismissal. The Company will act according to its discretion on all aspects pertaining to the relocation of employees. Additional cases for relocation of employees, which will be proposed by the Workers’ Representation, will be brought up for joint discussion between the parties.

7.	Employees who will be dismissed in accordance with this Agreement shall be governed by the terms and conditions of termination of employment as stipulated in this Agreement.

8.	Without derogating from the foregoing, with the consent of the parties it will be possible to arrive at a retirement arrangement with the employee pursuant to which the Employer will, at its expense, purchase rights to a pension from the pension fund in which the employee is insured. Employees who have less than 36 months left until reaching the age of pension retirement shall be entitled to the purchase of rights in accordance with this clause.

For the avoidance of doubt, an employee who has received approval to go on early pension in accordance with this clause will not be entitled to enlarged severance pay in accordance with this Agreement.
Where payment of severance pay to such employee exceeds the amount of the cost of purchasing the rights of the retiring employee for early pension, the parties will reach an accord with regard to giving an additional retirement grant which will be given to the retiring employee, with each case being dealt with on its own merits.

9.	For the avoidance of doubt it is clarified that all the employees who terminate their employment during the Period of the Agreement as a result of the Recovery Procedure which includes: a reduction in workers who make a small contribution, a cut-back in workers due to the streamlining and efficiency program at the Company’s facilities (a program under the authority of the Employer), the closing down of branches, the Employer’s decision for a broad reduction in ownership of Co-Op (including in regions and districts), or within the scope of any program the parties may agree to, shall be governed by the conditions set forth below.

9.1	The employees will be entitled to severance pay and to advance notice as stated in Appendix A.

9.2	The determining salary for purposes of calculating severance pay, and the consideration in lieu of the advance notice, in a case in which the Employer elects to pay and redeem the advance notice period, shall include the permanent components in respect of which the Employer makes contributions of money to the pension fund, as is the normal practice at the Employer. The severance pay will be paid by the Employer for every full year of employment and portion of a year of employment on a pro rata basis.

9.3	The employees terminating their employment will be entitled, in addition to the foregoing, also to a finalizing of accounts, including the pro rata share of redemption of vacation leave, recuperation pay, and additional amounts, to the extent that same are due to them, all as is customary at the Employer and subject to the matters set forth in Clause 9.6 below.

9.4	The Employer shall deliver to every employee terminating his employment in accordance with this Agreement copies of the irrevocable instruction regarding release of all the moneys standing to the employee’s credit (the employee’s share and the Employer’s share) in the various funds, including a continuing education fund.

9.5	An employee who terminates his employment pursuant to this Agreement will, at the date of termination of his employment, receive a document in writing setting forth the period of his employment, with an indication of the date of commencement of the employment and the termination thereof, the functions he fulfilled and a letter of termination of employment setting forth the reason for termination of his employment.

9.6	The employees who will be dismissed in the scope of the Recovery Procedure, or who retire on early pension, will sign a deed of waiver and discharge in respect of any claim and/or demand relating to the termination of their employment, to the amounts that have been paid to them upon termination of the employer-employee relationship, with all this serving as a pre-condition to receiving the conditions pursuant to this Agreement. If the employee has failed to sign such deed of waiver he will be entitled to payment of the amounts that have accrued in the funds, but not less than 100% severance pay, as is customary in the Company in this regard, and to advance notice according to law, all as is customary at the Employer.

10.	Employees who are relocated will be entitled to resign from their employment within 3 months from the date of their transfer to the new place of employment, under the terms and conditions of this Agreement.

11.	The taking on of new employees, in place of employees who have been dismissed, will be done in good faith and coupled with notice being given to the Worker’s Committee. Employees who will be dismissed pursuant to this Agreement and who will be found to be suitable both by the Employer as well as by the Workers’ Representation, will have the right reserved to them to return to employment with the Employer during one year after their dismissal, as new employees of the Employer.

In witness whereof the parties have hereunto signed:

/s/ David Wiessman /s/ Yaakov Shalom Fisher /s/ Michael (Miki) Lev /s/ Yoram Dar —————————————— Blue Square Israel Ltd.	/s/ /s/ —————————————— The New General Histadrut Federation of Clerks' Center National Workers' Committee (Workers' Representation)